Rule 424(b)(2)
                                          File Nos. 333-131707 and 333-131707-03



                                                                  Rule 424(b)(2)
                                          File Nos. 333-131707 and 333-131707-03

PRICING SUPPLEMENT NO. 17 DATED May 24, 2006
     (To Prospectus Dated February 9, 2006 and Prospectus Supplement Dated February 13, 2006)

                        COUNTRYWIDE FINANCIAL CORPORATION
                           Medium-Term Notes, Series B
                   Due Nine Months or More From Date of Issue
                     Payment of Principal, Premium, if any,
              and Interest Fully and Unconditionally Guaranteed by
                          COUNTRYWIDE HOME LOANS, INC.
                                Fixed Rate Notes

Trade Date:                May 24, 2006   Book Entry:    |X|
Public Offering Price:     99.986%        Certificated:  |   |
Agent Discount:            0.250%         Principal Amount:        C$275,000,000
Purchase Price:            99.736%        Proceeds, before expenses,
Original Issue Date:       June 1, 2006   to Countrywide:          C$274,274,000
Stated Maturity Date:      June 1, 2009   CUSIP:                   22237UAF9
Minimum Denomination:      C$250,000      ISIN:                    CA22237UAF99
Specified Currency:        Canadian Dollars ("C$")
Interest Rate:             4.69%
     Interest Payment Dates: June 1st and December 1st of each year, beginning on December 1, 2006
     Record Dates: The fifteenth day preceding the applicable Interest Payment Date

Redemption:                                               Repayment:
     Check box opposite applicable paragraph: Check box opposite applicable paragraph:
     |X| The Notes cannot be redeemed prior to maturity. |X| The Notes cannot be repaid prior to maturity.
     | | The Notes may be redeemed prior to maturity. | | The Notes may be repaid prior to maturity.



                           Joint Book-Running Managers


RBC CAPITAL MARKETS                                                TD SECURITIES


                                   Co-Manager

                             SCOTIA CAPITAL MARKETS

         In connection with the offering, RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc. or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. In any jurisdiction where there can only be one stabilizing agent, RBC Dominion Securites Inc. or its affiliates shall effect such transactions. This stabilizing, if commenced, may be discontinued at any time and will be carried out in compliance with the applicable laws, regulations and rules.




                              DESCRIPTION OF NOTES

         The following information supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the Countrywide Financial Corporation Medium-Term Notes, Series B, contained in the accompanying Prospectus Supplement and Prospectus.

Reopening

         Countrywide Financial Corporation may, without the consent of the holders of the Notes, reopen this issue of Notes and issue additional notes of the same series with substantially similar terms (except for the Public Offering Price and Original Issue Date and under some circumstances, the first interest payment date).

Form and Settlement

         The Notes will be represented by one or more global certificates in fully registered form. The global certificate will be deposited with, or on behalf of, The Canadian Depository for Securities Limited ("CDS") and registered in the name of CDS & CO, as nominee of CDS. Investors may elect to hold their beneficial interests in a global certificate through CDS or through The Depository Trust Company ("DTC"), if they are participants in such system, or indirectly through other organizations that are participants in such system. DTC will hold interests in the Notes through its account with CDS.


                                  UNDERWRITING

     Subject to the terms of a Terms Agreement, dated May 24, 2006, among Countrywide Financial Corporation, Countrywide Home Loans, Inc., RBC Dominion Securities Inc., TD Securities Inc. and Scotia Capital Inc. (collectively, the "Agents"), Countrywide Financial Corporation has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amount of Notes set forth opposite their names below:
                                                                Principal Amount
                  Agents                                         of the Notes
                       ------                                 ------------------
         RBC Dominion Securities Inc.                         C$ 116,875,000
         TD Securities Inc.                                      116,875,000
         Scotia Capital Inc.                                      41,250,000
                                                              C$ 275,000,000

         Under the terms and conditions of the Terms Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.

         The Agents propose to offer the Notes initially at the public offering price set forth on the cover page of this Pricing Supplement. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

         The Notes are a new issue of securities with no established trading market. Countrywide Financial Corporation has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         Countrywide Financial Corporation has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Agents may be required to make in respect of these liabilities, as described in the accompanying Prospectus Supplement dated February 13, 2006.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes relating to non-U.S. Holders is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. Except where otherwise noted, it also does not deal with holders other than original purchasers. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction. This summary supplements the discussion set forth in the prospectus supplement and the accompanying prospectus under the section entitled "Material Federal Income Tax Considerations" and defined terms not otherwise defined in this section have the meanings ascribed to them therein.

         As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a United States Holder.

Non-U.S. Holders

         A non-U.S. Holder who is an individual or corporation holding the Notes on its own behalf will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Issuer, a controlled foreign corporation related to the Issuer or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:

o      is signed under penalties of perjury by the beneficial owner of the Note,

o      certifies that such owner is not a United States Holder, and

o      provides the beneficial owner's name and address.

         A "Withholding Agent" is the last United States payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a non-U.S. Holder (which itself is not a Withholding Agent). Generally, this statement is made on an IRS Form W-8BEN ("W-8BEN"), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of such change and furnish a new W-8BEN. A non-U.S. Holder who is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the Notes on its own behalf may have substantially increased reporting requirements and should consult their tax advisor.

         A non-U.S. Holder whose income with respect to its investment in a Note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder files IRS Form W-8ECI.

         If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8BEN or similar form provided by the beneficial owner to the organization or institution.

         Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

         The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Issuer or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

         Backup withholding of United States federal income tax at the applicable statutory rate may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

         In addition, upon the sale of a Note to (or through) a broker, the broker must withhold at the applicable rate, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.


                                                          ------------------


         You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. Countrywide Financial Corporation and Countrywide Home Loans, Inc. have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Financial Corporation and Countrywide Home Loans, Inc. are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is accurate as of the date on the front cover of this Pricing Supplement only. The business, financial condition, results of operations and prospects of Countrywide Financial Corporation and Countrywide Home Loans, Inc. may have changed since that date.